UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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10031571

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 48591

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/09 (MM/DD/YY) AND ENDING 3/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Barnard Jacobs Mellet (USA) LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Three Stamford Plaza; 301 Tresser Blvd., 11th Floor
(No. and Street)

Stamford (City) Connecticut (State) 06901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Christopher Krolick (203) 973-2888
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rayfield & Licata, PC
(Name – *if individual, state last, first, middle name*)

354 Eisenhower Parkway (Address) Livingston (City) NJ (State) 07039 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Christopher Krolick, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Barnard Jacobs Mellet (USA) LLC, as of March 31, 2010, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Chris Krolick 5/3/10

Signature Date

Managing Director

Title

Subscribed and sworn to before me on this 3rd day of May, 2010

5/13/2010

Notary Public

PAUL E. CSABY
NOTARY PUBLIC
MY COMMISSION EXPIRES DEC. 31, 2010

This report ** contains (check all applicable boxes):

(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income.
(x) (d) Statement of Cash Flows.
(x) (e) Statement Changes in Members' Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934.
(x) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( ) (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( ) (j) A Reconciliation, Including Appropriate Explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A Copy of the SIPC Supplemental Report.
( ) (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
(x) (o) Independent Auditors' Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BARNARD JACOBS MELLET (USA) LLC
(SEC I.D. No. 8-48591)

AUDITED STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

MARCH 31, 2010

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document

Rayfield & Licata • Certified Public Accountants

BARNARD JACOBS MELLET (USA) LLC
(SEC I.D. No. 8-48591)

AUDITED STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

MARCH 31, 2010

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document

Rayfield & Licata
Certified Public Accountants

JOSEPH A. LICATA Sr.*
JOSEPH A. SPERANZA*
ROBERT R. ROSS*
JOSEPH A. LICATA*
CHRISTOPHER D. LICATA*
EDWARD J. LINDER*

* CPA - NJ, NY

Members
Barnard Jacobs Mellet (USA) LLC

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Barnard Jacobs Mellet (USA) LLC as of March 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Barnard Jacobs Mellet (USA) LLC at March 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Rayfield & Licata

May 3, 2010
Livingston, New Jersey

354 Eisenhower Parkway • Livingston, New Jersey 07039 • (973) 740-0200 • Fax (973) 740-1084

New York, New York • (212) 682-2552 / Jersey City, New Jersey • (201) 938-1610

Website www.rayfield-licata.com

BARNARD JACOBS MELLET (USA) LLC

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2010

ASSETS

ASSETS		
Cash	$ 216,913	
Deposit with clearing organization	109,288	
Receivable from clearing organization	7,612,677	
Securities owned	108,830	
Prepaid compensation	173,655	
Equipment and improvements	22,978	
Other assets	80,595	
Total assets		$8,324,936

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accrued expenses	$1,057,679	
Due to member	551,765	
Securities sold, not yet purchased	52,275	
Total liabilities		$1,661,719
MEMBERS' EQUITY		6,663,217
Total liabilities and members' equity		$8,324,936

See Notes to financial statement

BARNARD JACOBS MELLET (USA) LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2010

NOTE 1 - BUSINESS OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Business Operations

The Company, a majority owned subsidiary of a foreign investment holding company, is a limited liability company organized pursuant to the New York Limited Liability Company Laws. The Company is a registered broker/dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority. The Company's principal lines of business are providing brokerage services to institutional investors primarily related to the stock market of South Africa and proprietary trading activities.

B. Securities Transactions

The Company has a clearing agreement with a financial institution whereby the financial institution clears transactions for the Company and its customers and carries such accounts on a fully disclosed basis as customers of the financial institution. Accordingly, the Company does not carry customer accounts and does not receive, deliver or hold cash or securities in connection with such transactions.

Securities transactions are recorded on the trade date as if they had settled. Profit and loss arising from all securities entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their settlement dates are recorded net on the statement of financial condition.

Securities owned and securities sold, not yet purchased, are stated at fair value.

C. Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year end rates of exchange.

D. Equipment and Improvements

Equipment, furniture and fixtures and improvements are carried at cost less accumulated depreciation. Depreciation is provided by using the straight line method over the estimated useful lives of the assets (five to ten years).

E. Stock-Based Compensation

The Company accounts for stock-based compensation using the fair value based method, whereby, compensation cost is measured at the grant date based on the value of the award and is recognized on a pro rata basis during the period of service.

F. Income Taxes

The Company has elected limited liability status for income tax purposes. Pursuant to Federal and state income tax regulations, income or losses are taxable directly to the members. Accordingly, no provision has been made in the financial statements for Federal and state income taxes.

The amount of income taxes a Company pays is subject to ongoing audits by Federal and state taxing authorities. The Company's estimate of the potential outcome of any uncertain tax issue is subject to management's assessment of relevant risks, facts and circumstances existing at that time, pursuant to accounting principles. At March 31, 2010, the Company did not record any liabilities for uncertain tax positions.

G. Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Accordingly, actual results could differ from those estimates.

NOTE 2 - RISKS AND UNCERTAINTIES

A. Sale of Affiliate Uncertainty

On April 30, 2010, the Company's majority member entered into an agreement to sell an affiliate of the Company (Barnard Jacobs Mellet Securities (Proprietary) Limited). Such affiliate provides research and other services which are significant to the Company's business operations. There are various conditions that must be satisfied and regulatory and other approvals that must be obtained before the sale of this affiliate is considered final. The impact of the sale of this affiliate on the Company's operations can not be determined at this time.

B. Other Uncertainties

The Company maintains certain cash and equivalent balances, denominated in foreign currencies, with a clearing organization to cover its securities transactions. Changes in the relationship of the foreign currencies to the U.S. dollar may affect the balances held by the Company with this financial institution.

The Company's investments in foreign securities may involve risks not present in domestic investments. Since securities may be denominated in a foreign currency and may require settlement in foreign currencies and pay interest or dividends in foreign currencies, changes in the relationship of these foreign currencies to the U.S. dollar can affect the value of the investments and earnings of the Company. Foreign investments may also subject the Company to foreign government exchange restrictions, expropriation, taxation or other political, social or economic developments, all of which could affect the market risk of the investments.

C. Credit Risks

The Company maintains its cash balances in a checking account with a financial institution in excess of the FDIC insured limits. The Company does not anticipate non-performance by the financial institution.

The Company is engaged in various types of brokerage activities servicing a diverse group of primarily institutional investors. Customers' securities transactions are cleared through a financial institution on a fully disclosed basis. These activities may expose the Company to off balance sheet risk in the event the customers are unable to fulfill their contractual obligations. As a result, the Company's exposure to credit risk can be directly impacted by volatile markets which may impair the customers' ability to satisfy their obligations.

The agreement between the Company and the financial institution provides that the Company is obligated to assume any exposure related to non-performance by its customers. Management monitors information it receives from the financial institution on a daily basis and continually evaluates the financial condition and credit standing of its customers to reduce the risk of loss.

NOTE 3 - DEPOSIT WITH CLEARING ORGANIZATION

The Company is required to maintain a deposit with its clearing organization. As of March 31, 2010, the deposit was maintained in a non-interest bearing deposit account with this financial institution.

NOTE 4 - RECEIVABLE FROM CLEARING ORGANIZATION

Receivable from clearing organization consists primarily of cash and equivalents balances maintained by the Company with this financial institution to cover its securities transactions.

NOTE 5 - EQUIPMENT AND IMPROVEMENTS

Equipment and improvements consist of

Equipment	$391,384
Furniture and fixtures	90,473
Improvements	30,102
	511,959
Accumulated depreciation	(488,981)
Total	$ 22,978

NOTE 6 - FAIR VALUE MEASUREMENTS

Accounting principles generally accepted in the United States of America (U.S. GAAP) define fair value, establish a framework for measuring fair value and require certain disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). U.S. GAAP includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under U.S. GAAP are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Unobservable inputs for the asset or liability, where there is little, if any, observable market activity or data for the asset or liability.

Following is a description of the valuation methodologies used for the Company's assets and liabilities measured at fair value as of March 31, 2010:

Equity securities - Valued at quoted prices in active markets.

Bonds - Valued at quoted prices for similar assets and liabilities or inputs other than quoted prices that are observable, either directly or indirectly.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.

The following table presents by level, within the fair value hierarchy, the Company's assets and liabilities at fair value as of March 31, 2010.

Description	Total	Level 1	Level 2	Level 3
Assets				
Securities owned				
Domestic equities	$37,890	$37,890		
Foreign equities	5,718	5,718		
Foreign bonds	65,222		$65,222	
Total assets at fair value	$108,830	$43,608	$65,222	
Liabilities				
Securities sold, not yet purchased				
Foreign bonds	$52,275		$52,275	
Total liabilities at fair value	$52,275		$52,275	

NOTE 7 - RELATED PARTY TRANSACTIONS

The statement of financial condition consists of $551,765 due to the Company's majority member. Such balance was substantially paid in April 2010.

The Company has an agreement with its majority member and other affiliates which, among other terms and conditions, provides that a portion of commission revenue generated from certain transactions are allocated between these entities. The Company earned commission revenue of approximately $478,000 pursuant to this agreement. In addition, the Company was charged management and research fees of $600,000 by its majority member pursuant to the terms of this agreement.

In a prior year, the Company implemented a stock-based compensation plan. Pursuant to the plan, the Company and certain eligible employees enter into agreements on an annual basis with its majority member whereby these Company employees are granted stock in the majority member's corporation. The shares granted to the employees vest and are immediately transferred to the employees in two years subject to specified levels of employment service. The cost of the stock grants is fully funded by the Company on each vesting date. The following table summarizes the activity under the stock-based compensation plan.

	Shares
Outstanding grants at April 1, 2009	849,800
Shares vested	(849,800)
Outstanding grants at March 31, 2010	

As of March 31, 2010, the Company owed its majority member approximately $460,000 for the shares vested and delivered to its employees. Such amount is included as a component of due to member in the statement of financial condition.

For the year ended March 31, 2010, approximately $282,000 was recorded as compensation expense related to the above stock-based compensation. The weighted average cost per share to the Company was approximately $.54 per share.

NOTE 8 - EMPLOYEE SAVINGS PLAN

The Company sponsors an employee savings plan under section 401(k) of the Internal Revenue Code. The plan covers all employees. The Company made no contributions to the plan during the year ended March 31, 2010.

NOTE 9 - INCOME TAXES

The Company files tax returns in the U.S. Federal jurisdiction and a state. The Company is subject to tax examinations from U.S. Federal and state taxing authorities for the years 2007 through 2010.

NOTE 10 - LEASE COMMITMENT

The Company leases office space under an operating lease which expires through September 2010. Rent expense was approximately $208,000 for the year ended March 31, 2010. Future minimum rental payments for the year ended March 31, 2011 is $67,500.

NOTE 11 - REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At March 31, 2010, the Company had net capital of $6,135,462 in excess of its required net capital minimum limit of $107,296. The Company's ratio of aggregate indebtedness to net capital was .26 to 1.

NOTE 12 - SUBSEQUENT EVENTS

The Company has performed a review of subsequent events through May 3, 2010 the date the financial statement was available to be issued and concluded that there were no events or transactions that occurred during this period that required recognition or disclosure, except for the matter noted in Note 2A, to this financial statement.

Rayfield & Licata
Certified Public Accountants

JOSEPH A. LICATA Sr.*
JOSEPH A. SPERANZA*
ROBERT R. ROSS*
JOSEPH A. LICATA*
CHRISTOPHER D. LICATA*
EDWARD J. LINDER*

* CPA - NJ, NY

Members
Barnard Jacobs Mellet (USA) LLC

Independent Auditors' Report On Internal Control

In planning and performing our audit of the financial statements of Barnard Jacobs Mellet (USA) LLC as of and for the year ended March 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Security and Exchange Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

354 Eisenhower Parkway • Livingston, New Jersey 07039 • (973) 740-0200 • Fax (973) 740-1084

New York, New York • (212) 682-2552 / Jersey City, New Jersey • (201) 938-1610

Website www.rayfield-licata.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Security and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2010 to meet the Security and Exchange Commission's objectives.

This report is intended solely for the information and use of the Company's Board of Directors, Management, the Security and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rayfield & Licata

May 3, 2010
Livingston, New Jersey